Citigroup Global Markets Inc.

50th Floor, Citibank Tower

Citibank Plaza

3 Garden Road

Central, Hong Kong

December 11, 2007

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	MEMSIC, Inc.

Filed on Form S-1

Registration No. 333-146377

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we wish to advise that between December 3, 2007 and the date hereof, 9,078 copies of the Preliminary Prospectus dated December 3, 2007 were distributed as follows: 3,250 copies to 4 prospective underwriters, 3,972 copies to 3,972 institutional investors and 1,856 copies to 464 individuals.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 12:00 noon, Washington D.C. Time, on December 13, 2007, or as soon thereafter as practicable.

Very truly yours,

CITIGROUP GLOBAL MARKETS INC.

As Representative of the Prospective Underwriters

Citigroup Global Markets Inc.

By:	/s/ Rahul Shukla
Name:	Rahul Shukla
Title:	Managing Director